                                                          Exhibit 2

STILWELL VALUE PARTNERS, L.P.
111 BROADWAY • 12TH FLOOR
NEW YORK, NY 10006
(212) 269-5800

November 15, 2011

Mr. John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corp.
333 Church Street
Naugatuck, Connecticut 06770

Dear Mr. Roman,

Thank you for having us to your offices yesterday. I am writing this letter to formalize the conversation.

We own 9.7% of NVSL, and we trust that management will work to maximize shareholder value. We expect management to focus their attention on reducing non-performing assets which spiked last quarter. Until such time as the balance sheet has been sufficiently cleaned-up so that the Company is able to pursue capital allocation strategies, we oppose the adoption of benefit plans and will run a proxy contest to defeat the plans should the board of directors present them to shareholders.

Sincerely,

Joseph Stilwell

Joseph Stilwell